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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

CheckFree Corporation

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

162816 10 2

(CUSIP Number)

December 31, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OBM control number.

CUSIP No. 162816 10 2

On December 3, 2007, Fiserv, Inc. (“Fiserv”) completed its acquisition of CheckFree Corporation (“CheckFree”) pursuant to the terms of that certain Agreement and Plan of Merger, dated August 2, 2007, as amended (the “Merger Agreement”). Pursuant to the terms of the Merger Agreement, Braves Acquisition Corp., a Delaware corporation and wholly owned subsidiary of Fiserv (“Merger Sub”) merged with and into CheckFree, with CheckFree continuing as the surviving entity and a wholly owned subsidiary of Fiserv (the “Merger”). At the effective time of the Merger, the issued and outstanding shares of CheckFree common stock, par value $0.01 per share, were converted into the right to receive $48.00 per share in cash. The shares of CheckFree common stock beneficially owned by Microsoft Corporation were disposed of pursuant to the Merger Agreement for $48 per share.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Microsoft Corporation 91-1144442
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization WA

Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power 0
6. Shared Voting Power 0
7. Sole Dispositive Power 0
8. Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 0%
12.	Type of Reporting Person (See Instructions) CO

Item 1.
	(a)	Name of Issuer CheckFree Corporation

	(b)	Address of Issuer’s Principal Executive Offices 4411 East Jones Bridge Road, Norcross, GA 30092
Item 2.
	(a)	Name of Person Filing Microsoft Corporation

	(b)	Address of Principal Business Office or, if none, Residence One Microsoft Way, Redmond, WA 98052-6399

	(c)	Citizenship WA

	(d)	Title of Class of Securities Common Stock, par value $.01

	(e)	CUSIP Number 162816 10 2

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 0

(b)	Percent of class: 0%

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote 0

	(ii)	Shared power to vote or to direct the vote 0

	(iii)	Sole power to dispose or to direct the disposition of 0

	(iv)	Shared power to dispose or to direct the disposition of 0

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☒

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and held in the ordinary course of business and were not acquired and held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 14, 2008
Date

MICROSOFT CORPORATION

/s/ Keith R. Dolliver
Signature

Keith R. Dolliver, Assistant Secretary
Name/Title